UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDERTHE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41035

CI&T INC

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 –  C,

Globaltech 13.100-000 - Brazil

Campinas-State of São Paulo

+55 19 21024500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                                        Form 40-F ☐

CI&T Inc

TABLE OF CONTENTS

ITEM

1.	2Q26 Earnings Release

2.	Unaudited condensed consolidated interim financial information for the three-month period ended June 30, 2026

CI&T Reports 21.9% Organic Revenue Growth in 2Q26, Driven by Broad-Based Momentum Across Geographies, Industries, and Client Base

New York - August 11, 2026 - CI&T (NYSE: CINT, “Company”), an AI deployment company and a global partner in tech-integrated business solutions, today announces its results for the second quarter of 2026 (2Q26) in accordance with International Financial Reporting Standards (IFRS® Accounting Standards), as issued by the IASB. For comparison purposes, we refer to the results for the second quarter of 2025 (2Q25). The numbers are presented in U.S. dollars.

Second quarter of 2026 (2Q26) highlights

●	Revenue of US$142.8 million, an increase of 21.9% compared to US$117.2 million in 2Q25.
●	Revenue growth at constant currency was 14.1% compared to 2Q25.
●	Profit reached US$5.8 million in 2Q26, compared to US$9.7 million in 2Q25.
●	Adjusted EBITDA reached US$19.0 million in 2Q26 compared to US$21.5 million in 2Q25, with an Adjusted EBITDA margin of 13.3% in 2Q26.
●	Adjusted Profit was US$8.7 million in 2Q26 compared to US$12.2 million in 2Q25. Adjusted Profit margin was 6.1% in 2Q26.
●	Diluted earnings per share (EPS) were US$0.05 and Adjusted diluted EPS were US$0.07 in 2Q26.
●	CI&T ended 2Q26 with 8,152 employees, with an average of 6,752 AI-Builders, 11.7% higher year-over-year.
●	Revenue per AI-Builders(1) reached US$80.1 thousand in 2Q26 (LTM basis), an increase of 7.0% compared to US$74.9 thousand in 2Q25.

Cesar Gon, Founder and CEO of CI&T, commented: "Our results this quarter reflect the strength and consistency of the AI deployment opportunity in front of us. We delivered record revenue, entirely organic and broad-based across geographies, industries, and clients — our seventh consecutive quarter of double-digit organic growth. Given this momentum, we are raising our full-year revenue guidance for 2026. At the same time, our AI monetization strategy continues to advance as planned, with our new commercial models already expanding gross margin. We see 2026 as a pivotal year to invest in capturing this opportunity at scale, positioning CI&T for durable, high-quality growth in 2027 and beyond. What we are building is a company that scales revenue faster than headcount, and grows more profitable as our new commercial models mature."

Comments on the 2Q26 financial performance

Revenue reached US$142.8 million in 2Q26, up 21.9% from US$117.2 million in 2Q25 — our seventh consecutive quarter of double-digit organic growth — and 14.1% at constant currency, ahead of our guidance of at least US$140.0 million. Growth was broad-based across our footprint. Every geography expanded: Latin America led with 32.1% growth, New Markets grew 26.3%, and North America added a steady 10.2% year-over-year growth.

By industry, Technology and Telecommunications was the fastest-growing vertical at 67.8% year-over-year , followed by Financial Services — our largest vertical — at 36.0%. Life Sciences grew 16.0%, and Retail and Industrial Goods 10.8%. Consumer Goods was the only vertical to decline, down 8.6%. By client cohort, revenue from our top 10 clients grew 19.0%, while revenue from clients outside the top 10 grew 24.1%.

(1) LTM revenue divided by the 12-month average billable headcount (excluding interns)

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The cost of services provided was US$98.4 million in 2Q26, a 23.8% increase from 2Q25, mainly explained by unfavorable foreign exchange rate, and higher personnel expenses, associated with the payroll tax resumption in Brazil and additional billable headcount.

Gross profit was US$44.4 million, an 17.8% increase compared to 2Q25. Adjusted gross profit was US$46.2 million in 2Q26, an increase of 15.1% compared to US$40.1 million in 2Q25, reflecting productivity gains that partially offset the foreign exchange headwind. The adjusted gross profit margin was 32.4% in 2Q26, up 1.8 p.p. from 30.6% in 1Q26, reflecting productivity gains and continued adoption of our new commercial models.

Selling, general, and administrative (SG&A) and other operating expenses totaled US$32.3 million in 2Q26, a 45.7% increase compared to 2Q25. This reflects a targeted investment in Sales in 2026, including dedicated teams to scale our Agentic SDLC initiative to capture the current acceleration in demand for AI deployment, and a structural expansion of our commercial organization to foster new offerings, practices, and vertical initiatives. The increase also reflects higher amortization expenses associated with our investments in CI&T Flow, our AI management system, as well as higher sales commission expenses. We view 2026 as a transition period toward broader AI deployment and monetization. These investments are central to this transition, positioning us to sustain growth into 2027 and to capture a greater share of the productivity gains and business value generated by AI deployment.

Adjusted EBITDA reached US$19.0 million in 2Q26, an 11.8% decrease from US$21.5 million in 2Q25, with an adjusted EBITDA margin of 13.3%. The year-over-year decline was primarily driven by the appreciation of the Brazilian Real against the U.S. dollar, combined with the targeted 2026 investments and structural expansion of our commercial organization described above, as we advance through this transition period toward broader AI deployment and monetization.

Net finance costs totaled US$3.1 million in 2Q26, compared to US$1.0 million in 2Q25, primarily driven by unfavorable foreign exchange variation and by lower gains on derivative instruments in the comparable period. Income tax expense was US$3.3 million in 2Q26, a 31.2% decrease from 2Q25, primarily driven by lower profit before income tax. The effective tax rate was 36% in 2Q26. Income taxes paid in the quarter were US$2.3 million, equivalent to a cash tax rate of 25%.

Profit was US$5.8 million in 2Q26. Adjusted profit was US$8.7 million, a decrease of 29.2% compared to 2Q25, with an adjusted profit margin of 6.1%. In 2Q26, diluted EPS was US$0.05, a 38.8% decrease from 2Q25. Adjusted diluted EPS were US$0.07, down 26.6% compared to the same period in the prior year.

Cash generated from operating activities was US$17.8 million in 6M26.

Business Outlook

We expect our revenue for the third quarter of 2026 to be at least US$145.7 million, representing a 14.4% increase from US$127.3 million in 3Q25. This reflects 12.3% year-over-year growth at constant currency.

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For the full year of 2026, we are increasing our revenue guidance. Now, we expect our revenue to be in the range of US$565.5 million to US$577.8 million, implying 15.5% to 18.0% organic revenue growth year-over-year. In addition, we estimate our Adjusted EBITDA margin to be in the range of 15.0% to 17.0%.

These estimates assume an average FX rate of 5.17 BRL/USD in 3Q26 and 2026.

These expectations are forward-looking statements, and actual results may differ materially. See "Cautionary Statement on Forward-Looking Statements" below.

Conference Call Information
Cesar Gon (Founder and CEO), Bruno Guicardi (Founder and President for North America and Europe), Stanley Rodrigues (CFO), and Eduardo Galvão (Director of Investor Relations) will host a video conference call to discuss the 2Q26 financial and operating results on August 11, at 4:30 PM Eastern Time / 5:30 PM BRT. The earnings call can be accessed on the Company’s Investor Relations website at https://investors.ciandt.com or at the following link: https://youtube.com/live/zD7UWCeZCag?feature=share.

About CI&T (NYSE: CINT)

Through AI deployment, CI&T helps large enterprises move from AI ambition to measurable business impact, combining business strategy, AI-native execution, and IP-based solutions as the global tech-integrated business solutions partner. With a 30-year track record of helping clients navigate change, the company delivers accelerated outcomes through deep expertise across agentic SDLC, application modernization, data & AI, martech, professional services and business strategy & building. CI&T's proprietary AI system, CI&T FLOW, and its methodology, Lean AI, boost team productivity and ensure fast, efficient, and scalable results. With more than 8,000 AI Builders, CI&T operates across 12 countries and serves 100+ large enterprises and fast-growth clients worldwide.

Non-IFRS Financial Measures

We regularly monitor certain financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, and make strategic decisions. These non-IFRS financial measures include Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Profit, Adjusted Profit Margin, Revenue at Constant Currency, and Adjusted Diluted EPS. They should be considered in addition to results prepared in accordance with IFRS Accounting Standards, but not as substitutes for results under IFRS Accounting Standards. In addition, our calculation of these non-IFRS financial measures may differ from those used by other companies, and therefore, comparability may be limited. These non-IFRS financial measures are provided as additional information to enhance investors’ understanding of our operations’ historical and current financial performance.

CI&T is not providing a quantitative reconciliation of its forward-looking non-IFRS Revenue at Constant Currency and Adjusted EBITDA Margin to the most directly comparable IFRS measure because it cannot reasonably predict the outcome of certain significant items without unreasonable efforts. These items include, but are not limited to, share-based compensation expenses, the tax effect of non-IFRS measures, foreign currency exchange gains/losses,

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and other items. These items are uncertain, depend on various factors, and could have a material impact on our IFRS-reported results for the guidance period.

We calculate Revenue at Constant Currency by translating Revenue from entities reporting in foreign currencies into U.S. dollars using the foreign currency exchange rates from the prior period to show changes in our revenue without giving effect to period-to-period currency fluctuations.

In calculating Adjusted Gross Profit, Adjusted EBITDA, Adjusted Profit and Adjusted Diluted EPS we exclude cost components unrelated to the direct management of our services. For the periods presented, the adjustments applied to Adjusted Gross profit were: (i) depreciation and amortization related to the cost of services provided; and (ii) share-based compensation expenses.

We calculate Adjusted EBITDA for the periods presented as Profit, plus net finance costs, income tax expense, depreciation and amortization, and share-based compensation expenses.

For the periods presented, the adjustments on Adjusted Profit and Adjusted Diluted EPS were: (i) share-based compensation expenses; (ii) acquisition-related expenses: amortization of intangible assets from acquired companies; and (iii) the tax effects of non-IFRS adjustments.

Cautionary Statement on Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact that may be deemed forward-looking statements include, but are not limited to: the statements under Business Outlook, including expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectations or beliefs. The words “believe”, “will”, “may”, “may have”, “would”, “estimate”, “continues”, “anticipates”, “intends”, “plans”, “expects”, “budget”, “scheduled”, “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from our expectations. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by such statements in this press release, including risk related to global economic conditions, clients' demand, and our ability to execute our growth strategy and strategic plans. Additional information about these and other risks and uncertainties is contained in the Risk Factors section of CI&T's annual report on Form 20-F. Additional information will be made available in our Annual Reports on Form 20-F, and other filings and reports that we may file from time to time with the SEC. Except as required by law, we assume no obligation to and do not intend to update these forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Contacts:

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

Media Relations Contact:

Zella Panossian

ciandt@illumepr.com

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Unaudited condensed consolidated statement of profit or loss

(In thousands of U.S. dollars)

	Quarter ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Revenue	142,820	117,185	279,428	228,061
Costs of services provided	(98,422)	(79,498)	(195,270)	(155,908)
Gross profit	44,398	37,687	84,158	72,153

Selling expenses	(16,989)	(9,444)	(28,354)	(17,848)
General and administrative expenses	(16,195)	(13,177)	(32,102)	(25,601)
Impairment reversal (loss) on accounts receivable and contract assets	45	(92)	1,271	239
Other income, net	803	526	1,278	768
Operating expenses, net	(32,336)	(22,187)	(57,907)	(42,442)

Operating profit before net finance costs and income tax expense	12,062	15,500	26,251	29,711

Finance income	5,878	4,730	11,403	9,542
Finance costs	(8,928)	(5,746)	(16,445)	(12,302)
Net finance costs	(3,050)	(1,016)	(5,042)	(2,760)

Profit before income tax	9,012	14,484	21,209	26,951

Current	(1,059)	(1,521)	(1,411)	(2,832)
Deferred	(2,203)	(3,221)	(6,485)	(6,930)
Total income tax expense	(3,262)	(4,742)	(7,896)	(9,762)

Profit for the period	5,750	9,742	13,313	17,189

Earnings per share
Earnings per share – basic (in US$)	0.05	0.07	0.10	0.13
Earnings per share – diluted (in US$)	0.05	0.07	0.10	0.13

In thousand:
Weighted average number of basic shares	126,901	130,855	129,232.04	134,377.61
Weighted average number of diluted shares	127,717	132,479	130,047.29	136,001.38

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Unaudited condensed consolidated statement of financial position

(In thousands of U.S. dollars)

Assets	June 30, 2026	December 31, 2025	Liabilities and equity	June 30, 2026	December 31, 2025

Cash and cash equivalents	53,431	47,864	Trade and other payables	6,005	5,192
Accounts receivable	88,089	97,288	Loans and borrowings	91,355	66,443
Contract assets	62,109	34,260	Lease liabilities	3,203	3,435
Recoverable taxes	5,555	2,103	Salaries and welfare charges	55,066	58,670
Current income tax assets	9,577	8,068	Accounts payable for business acquired	1,553	1,328
Derivatives	65	190	Derivatives	91	512
Other assets	5,882	6,358	Current income tax liabilities	169	760
Total current assets	224,708	196,131	Other taxes payable	4,266	3,266
			Contract liability	5,589	4,021
			Other liabilities	3,607	3,291
Recoverable taxes	823	895	Total current liabilities	170,904	146,918
Current income tax assets	4,519	3,959
Deferred tax assets	776	1,648
Judicial deposits	1,956	1,813	Loans and borrowings	44,487	56,185
Restricted cash	626	589	Deferred tax liabilities	33,487	26,427
Other assets	1,034	1,183	Lease liabilities	4,194	4,868
Property and equipment	7,805	7,354	Provisions for tax and labor risks	816	680
Intangible assets and goodwill	336,270	329,348	Accounts payable for business acquired	4,299	3,905
Right-of-use assets	6,848	7,578	Other liabilities	2,430	2,578
Total non-current assets	360,657	354,367	Total non-current liabilities	89,713	94,643

			Equity
			Share capital	7	7
			Share premium	182,992	183,395
			Treasury share reserve	(32,030)	(30,016)
			Capital reserves	21,515	23,180
			Retained earnings	151,841	138,528
			Other comprehensive income (loss)	423	(6,157)
			Total equity	324,748	308,937

Total assets	585,365	550,498	Total equity and liabilities	585,365	550,498

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Unaudited condensed consolidated statement of cash flows

(In thousands of U.S. dollars)

	June 30, 2026	June 30, 2025
Cash flows from operating activities
Profit for the period	13,313	17,189
Adjustments for:
Depreciation and amortization	11,149	9,002
Loss on sale and write-off of non-financial assets	14	36
Interest and exchange rate changes	4,646	4,570
Unrealized gain on financial instruments	(336)	(1,386)
Income tax expenses	7,896	9,762
Impairment reversal on accounts receivable and contract assets	(1,271)	(239)
Share-based compensation	2,376	2,384
Other	95	20
Changes in operating assets and liabilities
Accounts receivable and contract assets	(13,166)	869
Recoverable taxes	(3,398)	1,280
Trade and other payables	360	(364)
Salaries and welfare charges	(7,875)	(4,454)
Contract liabilities	1,507	(5,781)
Other receivables and payables, net	2,513	757
Cash generated from operating activities	17,823	33,645
Income tax paid	(2,996)	(6,704)
Interest paid on loans and borrowings	(3,912)	(5,449)
Interest paid on lease	(438)	(353)
Income tax refund	174	127
Net cash from operating activities	10,651	21,266
Cash flows from investing activities
Acquisition of property and equipment and intangible assets	(8,504)	(6,376)
Cash used in investing activities	(8,504)	(6,376)
Cash flows from financing activities
Exercised share-based compensation	515	882
Payment of lease liabilities	(2,025)	(2,304)
Proceeds (outflows) from settlement of derivatives	25	(41)
Proceeds from loans and borrowings	24,611	24,722
Payment of loans and borrowings	(14,909)	(21,177)
Payment of installment related to accounts payable for business acquired	(71)	(758)
Repurchase of treasury shares	(6,171)	(17,592)

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Net cash from (used in) financing activities	1,975	(16,268)
Net increase (decrease) in cash and cash equivalents	4,122	(1,378)
Cash and cash equivalents as of January 1	47,864	56,621
Exchange variation effect on cash and cash equivalents	1,445	3,400
Cash and cash equivalents as of June 30	53,431	58,643

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Revenue Distribution

(In thousands of U.S. dollars)

Revenue by Industry (in USD thousand)	2Q26	2Q25	Var. 2Q26 x 2Q25	6M26	6M25	Var. 6M26 x 6M25
Financial Services	56,831	41,782	36.0%	108,016	79,029	36.7%
Retail and Industrial Goods	26,791	24,169	10.8%	54,736	48,390	13.1%
Consumer Goods	22,805	24,954	-8.6%	45,646	47,823	-4.6%
Technology and Telecommunications	17,137	10,212	67.8%	33,223	21,600	53.8%
Life Sciences	10,973	9,461	16.0%	21,444	18,519	15.8%
Other	8,283	6,607	25.4%	16,363	12,700	28.8%
Total	142,820	117,185	21.9%	279,428	228,061	22.5%

Revenue by Geography (in USD thousand)	2Q26	2Q25	Var. 2Q26 x 2Q25	6M26	6M25	Var. 6M26 x 6M25
Latin America	72,017	54,519	32.1%	138,118	104,205	32.5%
North America	57,047	51,775	10.2%	114,094	100,834	13.2%
New Markets	13,756	10,891	26.3%	27,216	23,022	18.2%
Total	142,820	117,185	21.9%	279,428	228,061	22.5%

Top Clients (in USD thousand)	2Q26	2Q25	Var. 2Q26 x 2Q25	6M26	6M25	Var. 6M26 x 6M25
Top Client	16,730	13,162	27.1%	31,429	24,920	26.1%
Top 10 Clients	60,456	50,803	19.0%	115,837	97,156	19.2%

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Reconciliation of various income statement amounts from IFRS to non-IFRS measures

Revenue Growth at Constant Currency	2Q26	2Q25
Reported Revenue Growth	21.9%	8.0%
Foreign Exchange Rates Impact	-7.8%	4.3%
Revenue Growth at Constant Currency	14.1%	12.3%

Adjusted Gross Profit (in USD thousand)	2Q26	2Q25	Var. 2Q26 x 2Q25	6M26	6M25	Var. 6M26 x 6M25
Revenue	142,820	117,185	21.9%	279,428	228,061	22.5%
Cost of Services Provided	(98,422)	(79,498)	23.8%	(195,270)	(155,908)	25.2%
Gross Profit	44,398	37,687	17.8%	84,158	72,153	16.6%
Adjustments
Depreciation and amortization (cost of services provided)	1,363	1,513	-9.9%	2,909	3,013	-3.5%
Share-based compensation	443	929	-52.3%	947	1,688	-43.9%
Adjusted Gross Profit	46,204	40,129	15.1%	88,013	76,854	14.5%
Adjusted Gross Profit Margin	32.4%	34.2%	-1.9p.p	31.5%	33.7%	-2.2p.p

Adjusted EBITDA (in USD thousand)	2Q26	2Q25	Var. 2Q26 x 2Q25	6M26	6M25	Var. 6M26 x 6M25
Profit for the period	5,750	9,742	-41.0%	13,313	17,189	-22.5%
Adjustments
Net finance cost	3,050	1,016	200.2%	5,042	2,760	82.7%
Income tax expense	3,262	4,742	-31.2%	7,896	9,762	-19.1%
Depreciation and amortization	5,591	4,605	21.4%	11,149	9,002	23.9%
Share-based compensation	1,329	1,423	-6.6%	2,376	2,384	-0.4%
Adjusted EBITDA	18,982	21,527	-11.8%	39,775	41,097	-3.2%
Adjusted EBITDA Margin	13.3%	18.4%	-5.1p.p	14.2%	18.0%	-3.8p.p

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Adjusted Profit (in USD thousand)	2Q26	2Q25	Var. 2Q26 x 2Q25	6M26	6M25	Var. 6M26 x 6M25
Profit for the period	5,750	9,742	-41.0%	13,313	17,189	-22.5%
Adjustments
Acquisition-related expenses (1)	2,135	2,038	4.8%	4,237	4,044	4.8%
Share-based compensation	1,329	1,423	-6.6%	2,376	2,384	-0.3%
Tax effects on non-IFRS adjustments	(553)	(968)	-42.9%	(1,056)	(1,772)	-40.4%
Adjusted Profit	8,661	12,235	-29.2%	18,870	21,845	-13.6%
Adjusted Profit Margin	6.1%	10.4%	-4.4p.p	6.8%	9.6%	-2.8p.p

Adjusted Diluted EPS (in USD)	2Q26	2Q25	Var. 2Q26 x 2Q25	6M26	6M25	Var. 6M26 x 6M25
Diluted EPS	0.05	0.07	-38.8%	0.10	0.13	-19.0%
Adjustments
Acquisition-related expenses (1)	0.02	0.02	8.7%	0.03	0.03	9.6%
Share-based compensation	0.01	0.01	-3.1%	0.02	0.02	4.2%
Tax effects on non-IFRS adjustments (2)	0.00	-0.01	-40.7%	-0.01	-0.01	-37.7%
Adjusted Diluted EPS	0.07	0.09	-26.6%	0.15	0.16	-9.7%

Notes:

(1)	Adjusted Profit and Adjusted Diluted EPS include amortization of intangible assets from acquired companies totaling (US$2,135) thousand in 2Q26 and (US$2,038) thousand in 2Q25.
(2)	The calculation of the tax effect on non-IFRS Accounting Standards adjustments considers the nature of the expense, whether it is deductible or not, as well as whether it is a temporary or permanent difference. We also evaluate the tax scenario of each entity, taking into account whether deferred income tax assets would be realizable. Then, we apply the corresponding tax rate for the entity.

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CI&T Inc

Unaudited condensed consolidated interim financial statements June 30, 2026

Content

Unaudited condensed consolidated statement of financial position	3
Unaudited condensed consolidated statement of profit or loss	4
Unaudited condensed consolidated statement of other comprehensive income	5
Unaudited condensed consolidated statement of changes in equity	6
Unaudited condensed consolidated statement of cash flows	8
Notes to the unaudited condensed consolidated interim financial statements	9

CI&T Inc. Unaudited condensed consolidated statement of financial position as of June 30, 2026 and December 31, 2025 (In thousands of United States dollars – US$)

Assets	Note	June 30, 2026	December 31, 2025	Liabilities and equity	Note	June 30, 2026	December 31, 2025

Cash and cash equivalents	5	53,431	47,864	Trade and other payables		6,005	5,192
Accounts receivable	6.1	88,089	97,288	Loans and borrowings	8	91,355	66,443
Contract assets	6.2	62,109	34,260	Lease liabilities		3,203	3,435
Recoverable taxes		5,555	2,103	Salaries and welfare charges	9	55,066	58,670
Current income tax assets		9,577	8,068	Accounts payable for business acquired		1,553	1,328
Derivatives	10	65	190	Derivatives	10	91	512
Other assets		5,882	6,358	Current income tax liabilities		169	760
				Other taxes payable		4,266	3,266
				Contract liability		5,589	4,021
				Other liabilities		3,607	3,291

Total current assets		224,708	196,131	Total current liabilities		170,904	146,918

Recoverable taxes		823	895	Loans and borrowings	8	44,487	56,185
Current income tax assets		4,519	3,959	Deferred tax liabilities	15.2	33,487	26,427
Deferred tax assets	15.2	776	1,648	Lease liabilities		4,194	4,868
Judicial deposits		1,956	1,813	Provisions for tax and labor risks		816	680
Restricted cash		626	589	Accounts payable for business acquired		4,299	3,905
Other assets		1,034	1,183	Other liabilities		2,430	2,578
Property and equipment		7,805	7,354
Intangible assets and goodwill	7	336,270	329,348
Right-of-use assets		6,848	7,578

Total non-current assets		360,657	354,367	Total non-current liabilities		89,713	94,643

				Equity	11
				Share capital		7	7
				Share premium		182,992	183,395
				Treasury share reserve		(32,030)	(30,016)
				Capital reserves		21,515	23,180
				Retained earnings		151,841	138,528
				Other comprehensive income (loss)		423	(6,157)

				Total equity		324,748	308,937

Total assets		585,365	550,498	Total equity and liabilities		585,365	550,498

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

3

CI&T Inc.

Unaudited condensed consolidated statement of profit or loss

For the three and six months ended on June 30, 2026 and 2025

(In thousands of United States dollars – US$, except basic and diluted result per share)

	Note	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025

Revenue	12	142,820	117,185	279,428	228,061

Costs of services provided	13	(98,422)	(79,498)	(195,270)	(155,908)
Gross profit		44,398	37,687	84,158	72,153

Selling expenses	13	(16,989)	(9,444)	(28,354)	(17,848)
General and administrative expenses	13	(16,195)	(13,177)	(32,102)	(25,601)
Impairment reversal (loss) on accounts receivable and contract assets	13	45	(92)	1,271	239
Other income, net	13	803	526	1,278	768
Operating expenses, net		(32,336)	(22,187)	(57,907)	(42,442)

Operating profit before net finance costs and income tax expense		12,062	15,500	26,251	29,711

Finance income	14	5,878	4,730	11,403	9,542
Finance costs	14	(8,928)	(5,746)	(16,445)	(12,302)
Net finance costs		(3,050)	(1,016)	(5,042)	(2,760)

Profit before income tax		9,012	14,484	21,209	26,951
Income tax expense
Current	15	(1,059)	(1,521)	(1,411)	(2,832)
Deferred	15	(2,203)	(3,221)	(6,485)	(6,930)
Total income tax expense		(3,262)	(4,742)	(7,896)	(9,762)

Profit for the period		5,750	9,742	13,313	17,189

Profit attributable to:
Equity holders of the Parent Company		5,750	9,742	13,313	17,189

Earnings per share
Earnings per share – basic (in US$)		0.05	0.07	0.10	0.13
Earnings per share – diluted (in US$)		0.05	0.07	0.10	0.13

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4

CI&T Inc. Unaudited condensed consolidated statement of other comprehensive income For the three and six months ended June 30, 2026 and 2025 (In thousands of United States dollars – US$)

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025

Profit for the period	5,750	9,742	13,313	17,189

Other comprehensive income:

Items that are or may be reclassified subsequently to the statement of profit or loss

Cash flow hedges – effective portion of changes in fair value – net of tax	-	551	-	1,847
Cash flow hedges – reclassified to profit or loss – net of tax	59	439	59	439
Foreign operations - foreign currency translation differences	1,743	9,110	6,521	17,746
Total other comprehensive income	1,802	10,100	6,580	20,032

Total comprehensive income for the period	7,552	19,842	19,893	37,221

Total comprehensive income attributed to
Equity holders of the Parent Company	7,552	19,842	19,893	37,221

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

5

CI&T Inc. Unaudited condensed consolidated statement of changes in equity For the six months ended on June 30, 2026 and 2025 (In thousands of United States dollars – US$)

	Note	Share capital	Share premium	Treasury share reserve	Capital reserve	Retained earnings reserve	Other comprehensive income (loss)	Total equity
Balances as of December 31, 2025		7	183,395	(30,016)	23,180	138,528	(6,157)	308,937
Comprehensive income for the period
Profit for the period		-	-	-	-	13,313	-	13,313
Foreign operations - foreign currency translation differences		-	-	-	-	-	6,521	6,521
Cash flow hedges – net of taxes		-	-	-	-	-	59	59
Total comprehensive income for the period		-	-	-	-	13,313	6,580	19,893

Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Treasury shares acquired	11.2	-	-	(6,171)	-	-	-	(6,171)
Equity settled share-based payment		-	-	-	2,149	-	-	2,149
Restricted stock units settled		-	(167)	2,843	(3,251)	-	-	(575)
Share options exercised		-	(574)	1,071	-	-	-	497
Incentive stock options exercised		-	(11)	29	-	-	-	18
Restricted options matching exercised		-	5	(5)	-	-	-	-
Treasury shares reissued		-	344	219	(563)	-	-	-
Total contributions and distribution and constitution of reserves		-	(403)	(2,014)	(1,665)	-	-	(4,082)

Balances as of June 30, 2026		7	182,992	(32,030)	21,515	151,841	423	324,748

6

CI&T Inc. Unaudited condensed consolidated statement of changes in equity For the six months ended on June 30, 2026 and 2025 (In thousands of United States dollars – US$)

	Note	Share capital	Share premium	Treasury share reserve	Capital reserve	Retained earnings reserve	Other comprehensive income (loss)	Total equity
Balances as of January 1, 2025		7	186,333	(6,457)	26,659	97,908	(24,326)	280,124
Comprehensive income for the period
Profit for the period		-	-	-	-	17,189	-	17,189
Foreign operations - foreign currency translation differences		-	-	-	-	-	17,746	17,746
Cash flow hedges – net of taxes		-	-	-	-	-	2,286	2,286
Total comprehensive income for the period		-	-	-	-	17,189	20,032	37,221

Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Treasury shares acquired		-	-	(17,592)	-	-	-	(17,592)
Reissue of ordinary shares		-	(641)	641	-	-	-	-
Equity settled share-based payment		-	(6)	-	2,008	-	-	2,002
Restricted stock units settled		-	(291)	1,167	(1,302)	-	-	(426)
Share options exercised		-	(1,113)	1,871	-	-	-	758
Incentive stock options exercised		-	(99)	223	-	-	-	124
Total contributions and distribution and constitution of reserves		-	(2,150)	(13,690)	706	-	-	(15,134)

Balances as of June 30, 2025		7	184,183	(20,147)	27,365	115,097	(4,294)	302,211

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

7

CI&T Inc. Unaudited condensed consolidated statement of cash flows For the six months ended on June 30, 2026 and 2025 (In thousands of United States dollars – US$)

	Notes	June 30, 2026	June 30, 2025
Cash flows from operating activities
Profit for the period		13,313	17,189
Adjustments for:
Depreciation and amortization	13	11,149	9,002
Loss on sale and write-off of non-financial assets		14	36
Interest and exchange rate changes		4,646	4,570
Unrealized gain on financial instruments	10	(336)	(1,386)
Income tax expenses	15	7,896	9,762
Impairment reversal on accounts receivable and contract assets	6	(1,271)	(239)
Share-based compensation	13	2,376	2,384
Other		95	20

Changes in operating assets and liabilities
Accounts receivable and contract assets		(13,166)	869
Recoverable taxes		(3,398)	1,280
Trade and other payables		360	(364)
Salaries and welfare charges		(7,875)	(4,454)
Contract liabilities		1,507	(5,781)
Other receivables and payables, net		2,513	757

Cash generated from operating activities		17,823	33,645

Income tax paid		(2,996)	(6,704)
Interest paid on loans and borrowings	8	(3,912)	(5,449)
Interest paid on lease		(438)	(353)
Income tax refund		174	127

Net cash from operating activities		10,651	21,266

Cash flows from investing activities
Acquisition of property and equipment and intangible assets		(8,504)	(6,376)

Cash used in investing activities		(8,504)	(6,376)

Cash flows from financing activities
Exercised share-based compensation		515	882
Payment of lease liabilities		(2,025)	(2,304)
Proceeds (outflows) from settlement of derivatives	10	25	(41)
Proceeds from loans and borrowings	8	24,611	24,722
Payment of loans and borrowings	8	(14,909)	(21,177)
Payment of installment related to accounts payable for business acquired		(71)	(758)
Repurchase of treasury shares	11.2	(6,171)	(17,592)

Net cash from (used in) financing activities		1,975	(16,268)

Net increase (decrease) in cash and cash equivalents		4,122	(1,378)

Cash and cash equivalents as of January 1		47,864	56,621

Exchange variation effect on cash and cash equivalents		1,445	3,400

Cash and cash equivalents as of June 30		53,431	58,643

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

8

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

1.	Reporting entity

CI&T Inc. (“CI&T” or “Parent Company”) is a publicly held company incorporated in the Cayman Islands in June 2021, headquartered at Estrada Giuseppina Vianelli Di Napoli, 1455, Polo II de Alta Tecnologia, in the City of Campinas, State of São Paulo, Brazil. The Parent Company’s subsidiaries are mainly engaged in the development of customizable software through the implementation of software solutions, including machine learning, artificial intelligence, data analytics, cloud migration and mobility technologies.

These unaudited condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”).

Since November 10, 2021 CI&T has been a publicly-held company registered with the US Securities and Exchange Commission (the “SEC”) and its shares are traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “CINT”.

1.1	Organizational structure

The Parent Company did not have any changes to its direct and indirect subsidiaries compared to those presented in the consolidated financial statements for the year ended December 31, 2025, except for: (i) CI&T Mexico, which started operations during the first quarter of 2026; (ii) CI&T Australia was dissolved on March 16, 2026; and (iii) CI&T Financial, CI&T Fintech, CI&T Colombia and CI&T Argentina, which are inactive as of June 30, 2026, and are in the process of closing their activities during the second semester of 2026.

2.	Basis of accounting

These unaudited condensed consolidated interim financial statements as of June 30, 2026, and for the three and six months ended June 30, 2026 have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended December 31, 2025 ('last annual financial statements'). They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board “IASB” (IFRS Accounting Standards). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group's financial position and performance since the last annual financial statements.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Parent Company's Board of Directors on August 10, 2026.

2.1	Seasonality of operations

The business activities carried on by the Group entities, and their transactions are not highly cyclical or seasonal in nature.

2.2	Accounting standards issued but not yet effective

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2025, except for the adoption of new amendments effective as of January 1st, 2026, as disclosed in explanatory note 3.25 to the consolidated financial statements for December 31, 2025, which did not have a material impact on the Group's unaudited condensed consolidated interim financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

9

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

3.	Functional and presentation currency

The unaudited condensed consolidated interim financial statements of the Parent Company, along with those of its subsidiaries, are measured using the currency of the primary economic environment in which each entity operates, referred to as the "functional currency." For the Parent Company, this functional currency is the Brazilian Reais (R$). For presentation purposes, these unaudited condensed consolidated interim financial statements are expressed in United States dollars (US$).

4.	Use of judgments and estimates

In preparing these unaudited condensed consolidated interim financial statements, management has made judgments and estimates about the future that affect the application of the Group's accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

4.1	Fair value Measurement

There were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period. When available, observable market data is used, and third-party valuations are assessed to ensure compliance with accounting standards and appropriate classification within the fair value hierarchy. Fair values are categorized into Level 1 (quoted prices in active markets) and Level 2 (observable inputs other than quoted prices). The Group does not hold assets or liabilities that are categorized within Level 3 of the fair value hierarchy, which involves unobservable inputs. There were no transfers between Level 1 and Level 2 fair value measurements during the period, and no transfers into or out of Level 3 fair value measurements during 2026.

10

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

5.	Cash and cash equivalents

	Weighted average rate (p. a.)	June 30, 2026	December 31, 2025

Cash and bank balances		13,433	12,290
Short-term financial investments
Short-term financial investments – Brazilian reais	14.26%	14,544	9,639
Short-term financial investments – US dollars	2.91%	20,193	21,787
Short-term financial investments – Pound sterling	2.48%	3,081	2,515
Short-term financial investments – Canadian dollar	0.40%	890	1,153
Short-term financial investments – Chinese yuan	1.30%	1,290	480

Total		53,431	47,864

Short-term financial investments mainly consist of fixed-income instruments issued by financial institutions. These instruments earn interest at market-based rates and are held for cash management purposes.

6.	Accounts receivable and contract assets

6.1	Accounts receivable

The balances of accounts receivable are presented as follows:

	June 30, 2026	December 31, 2025
Accounts receivable - in R$ – from Brazil based customers	49,002	53,842
Accounts receivable - in US$ – from United States based customers	29,403	38,549
Accounts receivable – other currencies - from other foreign based customers	9,947	6,777
(-) Expected credit losses	(263)	(1,880)

Accounts receivable, net	88,089	97,288

The balance of accounts receivable by maturity date is as follows:

	June 30, 2026	December 31, 2025
Current	76,430	90,184
Overdue:
from 1 to 60 days	6,475	6,250
61 to 360 days	3,406	897
Over 360 days	2,041	1,837
(-) Expected credit losses	(263)	(1,880)

Total	88,089	97,288

11

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

The rollforward of the allowance for credit expected losses is as follows:

Expected credit losses

December 31, 2025	(1,880)
Addition	(59)
Reversal	1,763
Translation to presentation currency	(87)

June 30, 2026	(263)

As of June 30, 2026, the average expected credit loss rate under the method applied by the Group was 0.03% (0.03% as of December 31, 2025), except for certain credit-impaired customers with fully impaired balances, resulting in an expected credit loss amounting to US$ 243 (of the total of US$ 263). As of December 31, 2025, such credit-impaired customers with fully impaired balances resulted in an expected credit loss amounting to US$ 1,857 (of the total of US$ 1,880).

6.2	Contract assets

The balances of contract assets are presented as follows:

	June 30, 2026	December 31, 2025
Contract assets - in R$ – from Brazil based customers	40,551	22,715
Contract assets - in US$ – from United States based customers	15,945	8,343
Contract assets – other currencies - from other foreign based customers	6,052	3,212
(-) Expected credit losses	(439)	(10)

Contract assets, net	62,109	34,260

The rollforward of the allowance for expected losses is as follows:

Expected credit losses

December 31, 2025	(10)
Addition	(747)
Reversal	314
Translation to presentation currency	4

June 30, 2026	(439)

12

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

7.	Intangible assets and goodwill

The rollforward of intangible assets is as follows:

Cost	Weighted average rate (p.a.)	December 31, 2025	Additions	Transfers	Translation to presentation currency	June 30, 2026
Customer relationship		58,732	-	-	1,144	59,876
Software		22,009	199	6,341	1,404	29,953
Software in progress		4,592	6,093	(6,341)	184	4,528
Non-compete agreement		2,708	-	-	190	2,898
Other		6,223	-	-	420	6,643
Goodwill		278,539	-	-	6,571	285,110
		372,803	6,292	-	9,913	389,008

Amortization
Customer relationship	13.18%	(26,443)	(3,852)	-	(771)	(31,066)
Software	25.73%	(9,395)	(3,111)	-	(556)	(13,062)
Non-compete agreement	20.00%	(2,224)	(441)	-	(157)	(2,822)
Other	5.00%	(5,393)	(28)	-	(367)	(5,788)
		(43,455)	(7,432)	-	(1,851)	(52,738)

Total		329,348	(1,140)	-	8,062	336,270

13

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

8.	Loans and borrowings

The loans and borrowings rollforward are summarized as follows:

	Nominal interest rate	Year of maturity	December 31, 2025	Proceeds from loans and borrowings	Payments related to loans and borrowings	Interest paid	Interest expenses	Exchange rate changes	Translation to presentation currency	June 30, 2026
In US$
Advance on foreign exchange contract	4.62% to 4.96% p.a	2026 to 2027	25,711	24,611	-	-	738	(674)	1,061	51,447
Export credit note	SOFR+2.33% p.a	2026	9,120	-	-	(280)	271	(563)	563	9,111
Working capital loan	SOFR+2.60% to 5.02%	2026 to 2028	55,299	-	(9,462)	(1,106)	1,650	(3,478)	3,472	46,375
			90,130	24,611	(9,462)	(1,386)	2,659	(4,715)	5,096	106,933

In R$
Export credit note	CDI+1.75%	2026 to 2028	32,498	-	(5,447)	(2,526)	2,360	-	2,024	28,909
			32,498	-	(5,447)	(2,526)	2,360	-	2,024	28,909

Total			122,628	24,611	(14,909)	(3,912)	5,019	(4,715)	7,120	135,842

Current			66,443							91,355
Non-current			56,185							44,487

The Group’s loan and borrowings bear fixed or variable interest rate indexed to market reference rates such as the Secured Overnight Financing Rate (“SOFR”) or Interbank Deposit Certificate (“CDI” - an average of interbank overnight rates in Brazil).

The loans and borrowings are not secured by property and equipment or accounts receivable.

14

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

8.1	Advances on foreign exchange contracts

During the second quarter of 2026, the Group carried out the following transactions related to advances on foreign exchange contracts:

On May 8, 2026, CI&T Brazil obtained funding of US$ 9,852, bearing a nominal annual interest rate of 4.75%, with a single payment of principal and interest due in June 2027. The proceeds are used for general corporate purposes.

On June 11, 2026, CI&T Brazil renegotiated the terms of an existing advance on foreign exchange contract with an outstanding principal of US$ 26,141, reducing the nominal annual interest rate from 5.15% to 4.62%. The modified contract matures in December 2026.

On June 16, 2026, CI&T Brazil obtained funding of US$ 14,759, bearing a nominal annual interest rate of 4.96%, with a single payment of principal and interest due in July 2027. The proceeds are used for general corporate purposes.

8.2	Covenants

The Group has restrictive covenants in some of its loans and financing agreements, as disclosed in the last annual financial statements, and summarized below:

Restrictive clause related to:	Measurement frequency	Indicators	Required	Result
Export credit note	Annual - on December 31, 2025	Net debt(a)/ EBITDA(b)	Less than or equal to 3.0X	In compliance
Working capital	Annual - on December 31, 2025	Net debt(a)/ EBITDA(b)	Less than or equal to 3.0X	In compliance

(a)	Net debt means total loans, less cash and cash equivalents.
(b)	EBITDA means Earnings Before Interest, Tax, Depreciation and Amortization, where Interest refers to net finance costs.

9.	Salaries and welfare charges

	June 30, 2026	December 31, 2025

Accrued vacation and charges	31,791	25,830
Salaries	8,445	7,726
Payroll charges	6,675	5,435
Withholding income tax	4,490	6,498
Bonus	1,880	11,407
Other	1,785	1,774

Total	55,066	58,670

15

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

10.	Derivatives

The Group enters into derivative financial instruments exclusively to manage financial risks arising from its financing activities.

The Group has two interest rate swap contracts outstanding as of June 30, 2026. Both instruments are used to manage the exposure to interest rate volatility associated with the Group’s loans and borrowings.

These instruments are settled in cash and do not require initial investments other than normal collateral practices, when applicable.

	June 30, 2026

Maturity	Notional in (US$)	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	9,000	SOFR overnight	3.09%	65
07/07/2026	1,587	CDI	US$ variation + 4.90%	(91)
Total				(26)

	December 31, 2025

Maturity	Notional in (US$)	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	9,000	SOFR overnight	3.09%	190
07/07/2026	4,479	CDI	US$ variation + 4.90%	(512)
Total				(322)

The rollforward of the derivatives is as follows:

Interest rate swaps

December 31, 2025	(322)
Gains recognized in the statement of profit or loss	336
Loss on settlement of derivatives	(25)
Translation adjustment	(15)
June 30, 2026	(26)

Asset position on derivative financial instruments	65
Liability position on derivative financial instruments	(91)

16

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

11.	Equity

11.1Share	capital

As of June 30, 2026, the total issued share capital is US$ 7 with a par value of US$ 0.00005. The rollforward of share capital is as follows:

	Amount of	Number of common nominative shares
	share capital	Total	Class A	Class B

December 31, 2025	7	134,579,406	23,802,836	110,776,570
Class B converted to class A	-	-	166,122	(166,122)
June 30, 2026	7	134,579,406	23,968,958	110,610,448

According to the Parent Company's Articles of Association, the outstanding Class B common shares are convertible at any time at the option of the holder into Class A common shares.

11.2Treasury	share reserve

On September 12, 2025, the Board of Directors approved a new share repurchase program, authorizing the repurchase of up to five million of its outstanding class A common shares up to December 31, 2026. The rollforward of the treasury share reserve is as follows:

	Number of shares	Average cost

December 31, 2025	5,719,653	(30,016)
Share buyback	1,393,236	(6,171)
Equity awards settled in treasury stock	(522,166)	4,157
June 30, 2026	6,590,723	(32,030)

17

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

12.	Revenue

12.1Revenue	by nature of service

The Group primarily generates revenue through the provision of services summarized by nature in the table below:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025

Software development revenue	134,437	112,413	263,860	218,747
Consulting revenue	4,295	1,959	7,967	3,424
Software maintenance revenue	3,395	2,404	6,296	5,063
Other revenue	693	409	1,305	827

Total revenue	142,820	117,185	279,428	228,061

12.2Revenue	by industry vertical

The following table sets forth the revenue by industry vertical for the periods indicated:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025

By industry vertical
Financial services	56,831	41,782	108,016	79,029
Retail and industrial goods	26,791	24,169	54,736	48,390
Consumer goods	22,805	24,954	45,646	47,823
Technology and telecommunications	17,137	10,212	33,223	21,600
Life sciences	10,973	9,461	21,444	18,519
Other	8,283	6,607	16,363	12,700

Total revenue	142,820	117,185	279,428	228,061

12.3Revenue	by country

The table below summarizes revenues by country:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025

Brazil	72,017	54,519	138,118	104,205
United States of America	57,047	51,775	114,094	100,834
Other countries	13,756	10,891	27,216	23,022

Total revenue	142,820	117,185	279,428	228,061

Revenue by country was determined based on the country in which the sale occurred.

18

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

12.4	Revenue by client concentration

Revenue generated from a single external customer represents 11.2% of the Group’s total revenues as of June 30, 2026 (10.9% as of June 30, 2025).

13.	Expenses by nature

Information on the nature of expenses recognized in the unaudited condensed consolidated interim statement of profit or loss is presented below:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025

Employee expenses	(108,930)	(84,743)	(212,769)	(167,139)
Third-party services and other inputs	(9,761)	(7,094)	(18,532)	(13,525)
Depreciation and amortization	(5,591)	(4,605)	(11,149)	(9,002)
Travel expenses	(1,966)	(1,458)	(3,440)	(2,528)
Share-based compensation	(1,329)	(1,423)	(2,376)	(2,384)
Impairment reversal (loss) on accounts receivable and contract assets	45	(92)	1,271	239
Other costs and expenses	(3,226)	(2,270)	(6,182)	(4,011)

Total	(130,758)	(101,685)	(253,177)	(198,350)

14.	Net finance costs

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025

Finance income:	5,878	4,730	11,403	9,542
Foreign-exchange gain	4,728	2,554	9,153	4,590
Interest income on other assets	392	218	745	603
Income from financial investments	425	1,019	739	1,989
Gains on derivatives	204	927	625	2,284
Other finance income	129	12	141	76

Finance costs:	(8,928)	(5,746)	(16,445)	(12,302)
Interest and charges on loans and leases	(2,720)	(3,207)	(5,458)	(6,320)
Foreign-exchange loss	(5,561)	(1,777)	(9,703)	(4,364)
Interest expenses on other liabilities	(187)	(203)	(375)	(373)
Loss on derivatives	(146)	(364)	(289)	(898)
Other finance costs	(314)	(195)	(620)	(347)

Net finance costs	(3,050)	(1,016)	(5,042)	(2,760)

19

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

15.	Income tax expense

The income tax expense recognized in profit or loss for the periods are shown as follows:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025

Current income tax	(1,059)	(1,521)	(1,411)	(2,832)
Deferred income tax	(2,203)	(3,221)	(6,485)	(6,930)

Total income tax (expenses)	(3,262)	(4,742)	(7,896)	(9,762)

15.1	Effective tax rate reconciliation

The nominal tax rate was computed based on the Brazilian tax law, taking into account the combined income tax and social contribution tax rate given that Brazil is currently the main operation of the Group. The reconciliation of the effective tax rate with the average nominal tax rate is as follows:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025

Profit before income tax	9,012	14,484	21,209	26,951
Nominal income tax rate	34%	34%	34%	34%
Tax expenses per nominal income tax rate	(3,064)	(4,925)	(7,211)	(9,163)

Tax benefits incentives	895	65	1,652	191
Tax rate differences on subsidiaries	(223)	807	(582)	1,473
Permanent differences	(341)	(139)	(506)	(372)
Tax losses for which no deferred tax asset is recognized	(540)	(589)	(1,117)	(1,480)
Other	11	39	(132)	(411)

Income tax expenses	(3,262)	(4,742)	(7,896)	(9,762)

Effective rate	36%	33%	37%	36%

20

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

15.2	Movement in deferred tax balances

	December 31, 2025	Recognized in profit or loss	Reclassification	Recognized in OCI	Translation to presentation currency	June 30, 2026	Assets	Liabilities
Goodwill	(33,285)	(4,668)	-	-	(1,881)	(39,834)	-	(39,834)
Provisions	1,420	(480)	-	-	65	1,005	1,005	-
Property and equipment	263	216	-	-	26	505	505	-
Derivatives	110	(108)	-	-	7	9	9	-
Bonus accrued	3,354	(2,997)	-	-	185	542	542	-
Intangible assets	(624)	156	-	-	78	(390)	1,674	(2,064)
Share-based compensation	3,102	(192)	-	-	112	3,022	3,022	-
Lease	173	(15)	12	-	10	180	180	-
Other temporary differences	95	32	(12)	-	-	115	115	-
Tax loss carryforward	613	1,571	-	(30)	(19)	2,135	2,135	-
Total	(24,779)	(6,485)	-	(30)	(1,417)	(32,711)	9,187	(41,898)
Offset of deferred taxes							(8,411)	8,411
Net Tax assets (liabilities)						(32,711)	776	(33,487)

21

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

16.	Financial risk management

16.1	Fair value hierarchy

The following table presents the carrying amounts and fair values of financial assets and financial liabilities, along with their respective levels in the fair value hierarchy. It excludes fair value information for financial assets and financial liabilities that are not measured at fair value, provided the carrying amount is a reasonable approximation of fair value.

			June 30, 2026
Financial assets	Note	Level	Fair value	Carrying amount
Derivative financial instruments	10	2	65	65
Short-term financial investments	5	2	39,998	39,998

Financial liabilities
Derivative financial instruments	10	2	(91)	(91)
Loans and borrowings	8	2	(134,996)	(135,842)

			December 31, 2025
Financial assets	Note	Level	Fair value	Carrying amount
Derivative financial instruments	10	2	190	190
Short-term financial investments	5	2	35,574	35,574

Financial liabilities
Derivative financial instruments	10	2	(512)	(512)
Loans and borrowings	8	2	(121,935)	(122,628)

For other financial instruments recognized by the Group, due to their short-term nature, their carrying amounts approximate fair value and therefore they are not included in the fair value disclosures nor in the fair value hierarchy. It includes accounts receivable and trade and other payables.

17.	Related parties

17.1	Transactions with key management personnel

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Direct compensation	479	447	1,371	1,121
Share-based compensation program	39	32	51	51

The Group has no additional post-employment obligation and no other long-term benefits, such as premium leave or severance benefits. The Group also does not offer other benefits in connection with the dismissal of its Senior Management’s members. These expenses are recognized in general and administrative expenses.

22

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

18.	Operating segments

Operating segments are defined based on business activities that reflect how the Chief Operating Decision Maker (“CODM”) reviews financial information within the decision-making process.

The Group's CODM is the Group's Board of Directors. The CODM oversees operational decisions related to resource allocation and performance evaluation. The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment.

19.	Non-cash transaction

	Additions of property and equipment	Additions and disposals of right-of-use assets	Share-based compensation exercised	Total
As of June 30, 2026

Property and equipment	65	-	-	65
Right-of-use assets	-	(813)	-	(813)
Trade and other payables	(65)	-	-	(65)
Lease liabilities	-	813	-	813
Equity settled share-based payment exercised	-	-	(3,938)	(3,938)
Treasury shares reissued	-	-	3,938	3,938

	Additions of property and equipment	Additions and disposals of right-of-use assets	Share-based compensation exercised	Total
As of June 30, 2025

Property and equipment	264	-	-	264
Right-of-use assets	-	1,270	-	1,270
Trade and other payables	(264)	-	-	(264)
Lease liabilities	-	(1,270)	-	(1,270)
Equity settled share-based payment exercised	-	-	(3,902)	(3,902)
Treasury shares reissued	-	-	3,902	3,902

23

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2026

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer